February 4, 2025

T. Michael Price
President and CEO
First Commonwealth Financial Corporation
601 Philadelphia Street
Indiana, PA 15701

       Re: First Commonwealth Financial Corporation
           Registration Statement on Form S-4
           Filed January 29, 2025
           File No. 333-284578
Dear T. Michael Price:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Jim Barresi